SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006 (report no. 2)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Press Release: Massachusetts Bay Transportation Authority Selects NICE Smart Video Solutions in Large-scale Upgrade Project Dated, October 4, 2006.

99.2 Press Release: NICE Receives Follow-on Order to Boost Security at the Eiffel Tower, Dated October 9, 2006.

99.3 Press release:. NICE and Avaya Extend Global Alliance to Deliver the Market-Leading Workforce Management Solution from NICE Subsidiary IEX, Dated October 10, 2006

99.4 Press release: Leading Japanese Insurance Provider, AXA to Implement NICE`s VoIP Solutions in Four Sites, Dated October 18, 2006

99.5 Press release: World`s Largest Provider of Financial Services to Credit Unions, CUNA Mutual, Aims to Enhance Service and Revenues with NICE`s Holistic Solution for Contact Centers, Dated October 25, 2006

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

Name: Yechiam Cohen

Title: General Counsel

Dated November 1, 2006

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EXHIBIT INDEX

Press Release:   Massachusetts Bay Transportation Authority Selects NICE Smart Video Solutions in Large-scale Upgrade Project Dated, October 4, 2006.

Press Release:. Receives Follow-on Order to Boost Security at the Eiffel Tower, Dated October 9, 2006.

Press release:. NICE and Avaya Extend Global Alliance to Deliver the Market-Leading Workforce Management Solution from NICE Subsidiary IEX, Dated October 10, 2006

Press release Leading Japanese Insurance Provider, AXA to Implement NICE`s VoIP Solutions in Four Sites, Dated October 18, 2006

Press release.                   World`s Largest Provider of Financial Services to Credit Unions, CUNA Mutual, Aims to Enhance Service and Revenues with NICE`s Holistic Solution for Contact Centers, Dated October 25, 2006

Massachusetts Bay Transportation Authority Selects NICE Smart Video Solutions in Large-scale Upgrade Project

To improve security, customer service, and operational efficiency across mass transit system

Ra`anana, Israel, October 04, 2006 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) to drive performance, today announced that it has been selected by systems integrator Intelligent Systems Co., Inc. (iSYS) to supply advanced digital video surveillance and monitoring solutions as part of a large-scale upgrade project for the Massachusetts Bay Transportation Authority`s (MBTA) new Automated Fare Collection (AFC) system.

NICE`s advanced real-time distributed digital video solution will be deployed system-wide to help the MBTA, which provides service to 175 cities and towns, improve security, customer service, and operational efficiency.  The advanced digital video solution will be utilized to automatically detect suspicious events and provide real-time alerts to security personnel.  The result is enhanced commuter safety and better asset protection.  The advanced digital video solution from NICE will be integrated with state of the art communications systems, enabling managers to see what is happening in more than seventy stations at any given time.

The MBTA uses six Hub Centers to monitor alarms from all across the transit system. The end result will be increased safety for both customers and employees and dramatically improved customer service throughout the entire MBTA system.

"In this unique application, the NICE solution provides unparalleled security and asset protection through proactive, automated focus and real-time notification for immediate resolution of security and customer support matters as they occur," said Ian Ehrenberg, VP and General Manager of NICE`s digital video security division in the Americas.

About the MBTA

The MBTA service district includes 175 cities and towns. In 1997 the MBTA celebrated the 100th anniversary of the nation's first subway, the Green Line. The system contains a total of 181 routes and 252 stations (not including bus stops).

About Intelligent Systems Co., Inc. (iSYS)

iSYS is wholly owned subsidiary of City Lights Electrical Co., Inc. and is a leading New England based systems integrator, specializing in the application and implementation of communications based solutions within the transportation industry.

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions, based on advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications.  NICE is revolutionizing VoIP interactions management with state-of-the-art solutions for IP contact centers, branches, and command and control centers.  NICE`s solutions are changing the way organizations make decisions, helping them improve business and operational performance, address security threats and be proactive.  NICE has over 24,000 customers in 100 countries, including over 75 of the Fortune 100 companies.  More information is available at www.nice.com.

Regional Media Contact
Sherry Satterwhite Corporate Media Contact Galit Belkind	NICE Systems sherry.satterwhite@nice.com NICE Systems galit.belkind@nice.com	+1 201 964 2729 +1 877 245 7448
Investors
Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

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Trademark Note:  Insight from Interactions(TM), 360 View(TM), Executive Connect®, Executive Insight(TM)*, Freedom®, Investigator®, Mirra®, Universe®, My Universe(TM), NICE®, NiceCall®, NiceCall Focus(TM), NiceCLS(TM), NICE Learning(TM), eNiceLink(TM), NiceLog®, Playback Organizer(TM), Renaissance®, ScreenSense(TM), NiceScreen(TM), NICE Storage Center(TM), NiceTrack(TM), NiceUniverse®, NiceVision®, NiceVision Harmony(TM), NiceVision Mobile(TM), NiceVision Pro(TM), NiceVision NVSAT(TM), NiceVision Alto(TM), Scenario Replay(TM), Tienna®, Wordnet®, NICE Perform(TM), NICE Inform(TM), NICE Analyzer(TM), Last Message Replay(TM), NiceUniverse Compact(TM), Customer Feedback(TM), Interaction Capture Unit(TM), Dispatcher Assessment(TM), Encorder(TM), Freedom Connect®, FAST®, FAST Alpha Silver(TM), FAST Alpha Blue(TM) and Alpha®,  Emvolve Performance Manager(TM), Performix Technologies(TM), IEX®, TotalNet®, TotalView® and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

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NICE Receives Follow-on Order to Boost Security at the Eiffel Tower

Company`s smart video solutions help secure over 6 million annual visitors

October 09, 2006, Paris, France, Office - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) to drive performance, today announced that it has received a follow-on order for its smart video solutions to help secure the Eiffel Tower.

With real-time, distributed digital video security solutions and advanced video analytics, NICE helps streamline security operations and protect the Eiffel Tower, enabling site managers to identify risk in real time, make optimal decisions, and take action that improves security.

NICE provides real-time threat detection.  With advanced digital video analytics they can easily retrace the steps of suspicious individuals and verify whether the event indeed constitutes a real security risk.  The result is enhanced safety of visitors to the monument.

"Currently deployed at a large number of high-profile city-centers, national monuments across the world, and highly trafficked locations, NICE`s solutions have become the preferred choice for ensuring the safety and security of citizens and tourists. The continuing preference of NICE by this market is a testimony to our quality and reputation," said Israel Livnat, President of NICE`s Security Group. "We are honored to be part of this project to and contribute to the protection of France`s premier monument and its visitors."

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions, based on advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications.  NICE is revolutionizing VoIP interactions management with state-of-the-art solutions for IP contact centers, branches, and command and control centers.  NICE`s solutions are changing the way organizations make decisions, helping them improve business and operational performance, address security threats and be proactive.  NICE has over 24,000 customers in 100 countries, including over 75 of the Fortune 100 companies.  More information is available at www.nice.com.

Corporate Media Contact Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448
Investors
Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note:  360o View, Alpha, Customer Feedback, Dispatcher Assessment, Emvolve Performance Manager, Encorder, eNiceLink, Executive Connect, Executive Insight*, FAST, FAST alpha blue, FAST alpha silver, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision ALTO, NiceVision Harmony, NiceVision Mobile, NiceVision NVSAT, NiceVision PRO, Performix Technologies, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owner.

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This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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NICE and Avaya Extend Global Alliance to Deliver
the Market-Leading Workforce Management Solution from NICE Subsidiary IEX

Leading Power Producer, Eskom, Maximizes Call Routing Investment with Avaya and IEX Technology

Ra`anana, Israel and Basking Ridge, NJ, October 10, 2006 - NICE Systems Ltd. (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) to drive performance and Avaya Inc. (NYSE: AV), a leading global provider of business communications applications, systems and services, today announced the expansion of their global relationship to encompass the distribution of workforce management software from IEX Corporation, a subsidiary of NICE. The decision to extend the long-term distribution agreement between NICE and Avaya to include the IEX® TotalView® Workforce Management system is based upon the companies` shared vision for delivering a comprehensive suite of applications that address the full spectrum of contact center business issues - from operational to strategic.

Mutual contact center customers such as Eskom Holdings Ltd. of South Africa, one of the world`s leading power producers, are already realizing substantial benefits from using IEX workforce management software in conjunction with Avaya intelligent routing technology.

"The IEX workforce management system has supplied us with a strong staff planning foundation while helping us maximize our Avaya call routing technology investments," said Eskom Corporate Specialist of Customer Service Kevin von Berg. The integrated contact routing simulation capabilities developed by IEX, in close collaboration with Avaya, have enabled Eskom to improve the accuracy of calculated staffing requirements and multiskilled agent efficiencies. TotalView will also play a vital role in staff planning and control based on automatic call distribution (ACD) and network routing rules in Eskom`s newly rolled-out VoIP-based Virtual Contact Center configuration.

"We are excited about expanding our long-standing relationship with NICE to include workforce management technology from IEX," said Jim Smith, Avaya Vice President and General Manager, Customer Service Applications Division. "Adding TotalView to our portfolio gives us the strongest workforce management offering and the most complete contact center offering to serve our customers.  We are now able to meet the business needs of mutual contact center clients like Eskom that need advanced multi-site and multi-skill staff planning support."

With the expansion of the distribution agreement, contact centers around the world can now purchase TotalView directly from Avaya in addition to the NICE Solutions, which Avaya has been reselling since 1997.

"NICE and Avaya have enjoyed a strong and fruitful relationship for many years," said NICE President Shlomo Shamir. "We are excited about extending that relationship to include distribution of solution offered by our new subsidiary, IEX. TotalView and NICE Perform(TM) have a strong synergy and are a natural fit to be sold in conjunction with Avaya call routing technology."

NICE also is a Premier member of the Avaya DeveloperConnection program - an initiative to promote the development, compliance-testing and co-marketing of innovative, third-party products that are compatible with standards-based Avaya solutions.

About NICE
NICE Systems Ltd. (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions, based on advanced analytics of unstructured multimedia content - from telephony, Web, radio and video communications.  NICE is revolutionizing VoIP interactions management with state-of-the-art solutions for IP contact centers, branches, and command and control centers.  NICE`s solutions are changing the way organizations make decisions, helping them improve business and operational performance, address security threats and be proactive.  NICE has over 24,000 customers in 100 countries, including over 75 of the Fortune 100 companies.  More information is available at http://www.nice.com.

About Avaya

Avaya Inc. designs, builds and manages communications networks for more than 1 million businesses worldwide, including over 90 percent of the FORTUNE 500®. Focused on businesses large to small, Avaya is a world leader in secure and reliable Internet Protocol (IP) Telephony systems and communications software applications and services.  Driving the convergence of voice and data communications with business applications - and distinguished by comprehensive worldwide services -Avaya helps customers leverage existing and new networks to achieve superior business results.  For more information visit the Avaya website http://www.avaya.com.

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About IEX

IEX Corporation, a NICE Systems Ltd. company, is a leading provider of workforce management and optimization technology for contact centers. IEX has a strong market presence worldwide in over 45 countries, with more than 840,000 agents in over 2,900 sites. Founded in 1988, the company delivers award-winning products and services that help customers improve planning, enhance performance, streamline tasks and integrate data. IEX has been recognized as the 2005 Growth Strategy Leader by Frost & Sullivan and has been named the 2006 Workforce Optimization Service Leader by CRM Magazine. The company has several strategic partnerships with global contact center solution providers that enhance the value of its flagship product, the TotalView Workforce Management system. IEX is based in Richardson, Texas. For more information, visit http://www.iex.com.

NICE Media Contact:
Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448
Nice Investors Contact:
Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449
IEX Media Contact:
Angela Ticknor	IEX, a NICE company Angela.ticknor@nice.com	+1 972 301 1209
Avaya Media Contact:
Jonathan Varman	Avaya	+1 908 953 6432

Trademark Note:  Insight from Interactions(TM), 3600 View(TM), Executive Connect®, Executive Insight(TM)*, Freedom®, Investigator®, Mirra®, Universe®, My Universe(TM), NICE®, NiceCall®, NiceCall Focus(TM), NiceCLS(TM), NICE Learning(TM), eNiceLink(TM), NiceLog®, Playback Organizer(TM), Renaissance®, ScreenSense(TM), NiceScreen(TM), NICE Storage Center(TM), NiceTrack(TM), NiceUniverse®, NiceVision®, NiceVision Harmony(TM), NiceVision Mobile(TM), NiceVision Pro(TM), NiceVision NVSAT(TM), NiceVision Alto(TM), Scenario Replay(TM), Tienna®, Wordnet®, NICE Perform(TM), NICE Inform(TM), NICE Analyzer(TM), Last Message Replay(TM), NiceUniverse Compact(TM), Customer Feedback(TM), Interaction Capture Unit(TM), Dispatcher Assessment(TM), Encorder(TM), Freedom Connect®, FAST®, FAST Alpha Silver(TM), FAST Alpha Blue(TM) and Alpha®,  Emvolve Performance Manager(TM), Performix Technologies(TM), IEX®, TotalNet®, TotalView® and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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Leading Japanese Insurance Provider, AXA to Implement NICE`s VoIP Solutions in Four Sites

Solution selected for unmatched reliability and scalability for mission critical, distributed VoIP environments

Ra`anana, Israel, October 18, 2006 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) to drive performance, today announced that it has been selected by AXA Non-life Insurance Company Ltd., Japan, to supply its VoIP solution to centralize recording of customer interactions in its multi-site environment.  The order was received through NICE channel partner ITFOR.

NICE`s unified architecture enables AXA Non-life Insurance Company Ltd to implement centralized recording for hybrid capture of TDM and VoIP customer interactions, across four sites.  The solution will also capture interactions on IP and digital phones from various leading vendors.  AXA Non-life Insurance Company Ltd will benefit from NICE`s system resilience, advanced redundancy capabilities, and a suite of applications for liability and risk management.

After a rigorous selection process, AXA Non-life Insurance Company Ltd. has selected NICE for a multi-site VoIP environment, to address challenges as a financial services provider.

"We are happy to have been chosen by AXA, one of Japan`s leading financial services companies," said Doron Ben-Sira, President of NICE APAC.  "NICE is leading the market in large-scale, mission-critical deployments of VoIP recording.  Our VoIP solutions along with our advanced applications for quality monitoring, liability and interactions analytics have become the de-facto choice for organizations whether operating in pure VoIP or hybrid environments."

"Furthermore, the NICE Perform Compliance Suite is proving to be a unique competitive differentiator, as financial services organizations are seeking to harness the power of interaction analytics to address key challenges in regulatory compliance, risk management, and corporate governance," he continued.

About AXA Non-Life Insurance Japan

AXA Non-Life Insurance Company Limited (AXA Direct Japan) is a member of the AXA Group companies in Japan and has been doing business closely with AXA Japan Holding and AXA Life Insurance.  AXA Non-Life Insurance sells its automobile products through their own contact centers, e-brokers, agents, FAX OCR and web site. Group products are sold through the sale network of AXA Life. Currently, there are four call centers located in different regions within Japan with more than 400 agents and 100 administrative staff working in the organization.  Further information can be obtained from the company website: www.axa-direct.co.jp

About AXA
AXA Group is a worldwide leader in Financial Protection. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA had Euro 1,064 billion in assets under management as of December 31, 2005. For full year 2005, IFRS revenues amounted to Euro 72 billion and IFRS underlying earnings amounted to Euro 3,258 billion.  The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA.

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions, based on advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications.  NICE is revolutionizing VoIP interactions management with state-of-the-art solutions for IP contact centers, branches, and command and control centers.  NICE`s solutions are changing the way organizations make decisions, helping them improve business and operational performance, address security threats and be proactive.  NICE has over 24,000 customers in 100 countries, including over 75 of the Fortune 100 companies.  More information is available at www.nice.com.

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About NICE VoIP Solutions

NICE`s market leading VoIP recording solutions are an integral part of the company`s unified product architecture and suite of solutions.  This enables a smooth migration to VoIP that is transparent to the user, providing true investment protection.  NICE offers hybrid solutions that cover the entire spectrum of customer interactions management, combining traditional and VoIP, liability and quality monitoring for contact centers, as well as trading floors and back offices of financial institutions.  NICE offers software-only, scalable VoIP solutions that are certified by the world`s leading VoIP switch vendors, addressing small-scale to large, multi-site high-end environments.  NICE`s market leadership is based on extensive experience in delivering field-proven, large scale mission critical solutions that meet the stringent reliability requirements of multi-site, high-end customers, including the world`s top-10 banks, thousands of financial institutions and contact centers, and most of the trading floors in the world.

Media Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448
Investors
Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note:  Insight from Interactions(TM), 3600 View(TM), Executive Connect®, Executive Insight(TM)*, Freedom®, Investigator®, Mirra®, Universe®, My Universe(TM), NICE®, NiceCall®, NiceCall Focus(TM), NiceCLS(TM), NICE Learning(TM), eNiceLink(TM), NiceLog®, Playback Organizer(TM), Renaissance®, ScreenSense(TM), NiceScreen(TM), NICE Storage Center(TM), NiceTrack(TM), NiceUniverse®, NiceVision®, NiceVision Harmony(TM), NiceVision Mobile(TM), NiceVision Pro(TM), NiceVision NVSAT(TM), NiceVision Alto(TM), Scenario Replay(TM), Tienna®, Wordnet®, NICE Perform(TM), NICE Inform(TM), NICE Analyzer(TM), Last Message Replay(TM), NiceUniverse Compact(TM), Customer Feedback(TM), Interaction Capture Unit(TM), Dispatcher Assessment(TM), Encorder(TM), Freedom Connect®, FAST®, FAST Alpha Silver(TM), FAST Alpha Blue(TM) and Alpha®,  Emvolve Performance Manager(TM), Performix Technologies(TM), IEX®, TotalNet®, TotalView® and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

*in Australia only

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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World`s Largest Provider of Financial Services to Credit Unions, CUNA Mutual, Aims to Enhance Service and Revenues with NICE`s Holistic Solution for Contact Centers

Utilizing NICE Perform(TM) and TotalView(TM) from NICE company, IEX

Ra`anana, Israel, October 25, 2006 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) to drive performance, today announced that CUNA Mutual Group, the world`s largest provider of financial services to credit unions and their members worldwide, expects to increase quality of customer service and revenues with NICE`s holistic solution for contact centers with NICE Perform(TM) and TotalView(TM) from IEX, a NICE company.  When all phases of the implementation are complete NICE will be implemented for 1000 agents at three sites.

The combined solutions` capabilities, along with performance management solutions from NICE, can provide CUNA Mutual with a holistic view of contact center business performance that uniquely addresses the full spectrum of business issues ranging from operational to strategic.  NICE offers CUNA Mutual the leading solutions in quality monitoring, workforce management, interaction analytics, and coaching, enabling performance improvements at all levels - the agent, supervisor, and contact center, and providing a significant contribution to enterprise performance.

CUNA Mutual can now hone in on calls where particular issues are mentioned or an elevated level of emotion is displayed by the calling customer or handling service agent.  This facilitates a deeper understanding of the issues that prompt customers to call or impact customer loyalty, and identifies areas, both within the call center and throughout the enterprise, where improvements may be needed.  Furthermore, they can compile data seamlessly across the enterprise, enabling more accurate and effective forecasting, planning and scheduling of the workforce.  This results in more consistent service to customers with lower operating costs and higher employee morale.

"CUNA Mutual is committed to providing best-in-class service possible to its customers," said Rick Roy, Senior Vice President Customer Operations, CUNA Mutual.  "NICE has given us the tools we need to really hear what our customers are saying, while also improving operational efficiencies, maximizing resources, supporting agent training and coaching, and even increasing revenues."

"We also engaged NICE`s Consulting Services team to help us maximize the benefits of the NICE solution, accelerate our ROI, focus on desirable outcomes, and deliver tangible and measurable results," added Mr. Roy .

"CUNA Mutual`s implementation of the NICE suite of solutions for improving contact center business performance is one of the most advanced in the market," said Eran Gorev, President and CEO, NICE Systems Inc.  "This is a great example of a growing trend by companies to leverage a holistic view of the contact center and the insights gathered from customer interactions to better understand the needs of their customers and the dynamics of their market."

About CUNA Mutual

CUNA Mutual Group is the leading provider of financial services to credit unions and their members worldwide.  More information on the company is available at www.cunamutual.com.

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions, based on advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications.  NICE is revolutionizing VoIP interactions management with state-of-the-art solutions for IP contact centers, branches, and command and control centers.  NICE`s solutions are changing the way organizations make decisions, helping them improve business and operational performance, address security threats and be proactive.  NICE has over 24,000 customers in 100 countries, including over 75 of the Fortune 100 companies.  More information is available at www.nice.com.

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Corporate Media Contact Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448
North American Media Contact Virginia Flood	NICE Systems virginia.flood@nice.com	+1 201 964 2682
Investors
Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note:  Insight from Interactions(TM), 3600 View(TM), Executive Connect®, Executive Insight(TM)*, Freedom®, Investigator®, Mirra®, Universe®, My Universe(TM), NICE®, NiceCall®, NiceCall Focus(TM), NiceCLS(TM), NICE Learning(TM), eNiceLink(TM), NiceLog®, Playback Organizer(TM), Renaissance®, ScreenSense(TM), NiceScreen(TM), NICE Storage Center(TM), NiceTrack(TM), NiceUniverse®, NiceVision®, NiceVision Harmony(TM), NiceVision Mobile(TM), NiceVision Pro(TM), NiceVision NVSAT(TM), NiceVision Alto(TM), Scenario Replay(TM), Tienna®, Wordnet®, NICE Perform(TM), NICE Inform(TM), NICE Analyzer(TM), Last Message Replay(TM), NiceUniverse Compact(TM), Customer Feedback(TM), Interaction Capture Unit(TM), Dispatcher Assessment(TM), Encorder(TM), Freedom Connect®, FAST®, FAST Alpha Silver(TM), FAST Alpha Blue(TM) and Alpha®,  Emvolve Performance Manager(TM), Performix Technologies(TM), IEX®, TotalNet®, TotalView® and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

*in Australia only

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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